SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

MEDICAL CARE TECHNOLOGIES, INC.
(Name of Issuer)

COMMON STOCK, $0.00001  PER SHARE
(Title of Class of Securities)

584507107
(CUSIP Number)

April 5, 2012
(Date of Event Which Requires Filing of this Statement)

CUSIP No. 584507107	Page 1 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) AGS Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 33,333,333 (These shares were issued directly by Issuer to Reporting Person and disclosed in the Form 10-K Filing on April 16, 2012)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 33,333,333
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,333,333
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.10%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 584507107	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Allen Silberstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 33,333,333 (These shares were issued directly by Issuer to Reporting Person and disclosed in the Form 10-K Filing on April 16, 2012)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 33,333,333
	8	SHARED DISPOSITIVE POWER None (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,333,333
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.10%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 584507107	Page 3 of 6 Pages

Item 1                     (a)           Name of Issuer:

Medical Care Technologies, Inc.  (the “Company”)

(b)           Address of Issuer’s Principal Executive Offices:

Room 815, No. 2 Building Beixiaojie
Dongzhimen Nei, Beijing 10009
People’s Republic of China

Item 2                     (a) – (c)  This statement is filed on behalf of the following:

    (1)    AGS Capital Group, LLC, a New York Limited Liability Corporation (“AGS”), with its principal business office at 801 Brickell Avenue, Suite 902, Miami, Florida, 33131

(d)           Title of Class of Securities:

Common Stock, $0.00001 Per Share

(e)           CUSIP Number:

584507107

Item 3                     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4                    Ownership:

AGS

(a)           Amount Beneficially Owned:

33,333,333

CUSIP No. 584507107	Page 4 of 6 Pages

(b)           Percent of Class:

6.10%

(c)           Number of Shares as to which person has:

(i)             33,333,333

(ii)           shared power to vote or to direct vote:

 None

(iii)         sole power to dispose or direct disposition of:

 33,333,333

(iv)         shared power to dispose or to direct disposition of:

 None

Item 5                     Ownership of Five Percent or Less of a Class:

 Not Applicable

Item 6                     Ownership of More than Five Percent on Behalf of Another Person:

 Not Applicable

Item 7                     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

 Not Applicable

Item 8                     Identification and Classification of Members of the Group:

 Not Applicable

Item 9                     Notice of Dissolution of Group:

 Not Applicable

CUSIP No. 584507107	Page 5 of 6 Pages

Item 10                  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 584507107	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           October 11, 2012

AGS CAPITAL GROUP, LLC

By:	/s/ Allen Silberstein
Allen Silberstein
Authorized Signatory

ALLEN SILBERSTEIN

By:	/s/ Allen Silberstein
Allen Silberstein
Authorized Signatory